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NOVACARE
EMPLOYEE SERVICES
HELPING MAKE LIFE A LITTLE BETTER.

THOMAS D. SCHUBERT
Senior Vice President and Chief Financial Officer



PERSONAL AND CONFIDENTIAL


April 21, 1999


Mr. Loren J. Hulber
Fieldstone Farm
7250 Saint Peter's Road
Macungie, PA  18062


Dear Loren:

I am pleased to offer you the following transaction-related special incentive compensation opportunity in conjunction with the sale of NCES. The purpose of this incentive opportunity is to provide you with a significant incentive to maximize shareholder value by facilitating the transaction process, cooperating in due diligence, providing stability during the transaction period, and focusing on the successful completion of the transaction. This incentive opportunity is meant to recognize you for developing shareholder value.

The incentive opportunity provides a lump sum payout based upon the final transaction price per share of NCES common stock.


TARGET TRANSACTION PRICE PER SHARE                  PAYOUT
----------------------------------                  ------
Transaction Completion                              100% of Base Salary
$3.25                                               100% of Base Salary
$3.26 to 3.85                                       125% of Base Salary
$3.86 to 4.45                                       150% of Base Salary
$4.45 to 4.99                                       175% of Base Salary
$5.00                                               200% of Base Salary
Greater Than $5.00                                  Pro rata participation
                                                    (based on relative salary
                                                    levels) with team members in
                                                    1% of the incremental value
                                                    over $5.00 per share



NOVACARE EMPLOYEE SERVICES, INC.
2621 Van Buren Avenue  Norristown, PA 19403  610 650 4810      Fax 610 650 4705


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Mr. Loren J. Hulber
April 21, 1999




This incentive opportunity is contingent upon your best efforts to reach an employment agreement with our acquirer that has a minimum employment term of two years. An additional condition is that total confidentiality must be maintained regarding this agreement, and no disclosure can be made of it. Incentive payment will be made within ten (10) business days after the transaction closing.

Loren, thanks for the many contributions you have made toward NovaCare Employee Services developing into the premier professional employer organization. I look forward to our continued success as we pursue a new chapter in our growth. Please indicate your acceptance of this agreement by signing and returning one of the two copies to me.

Sincerely,



Thomas D. Shubert
Senior Vice President & Chief Financial Officer



This Agreement has been approved by the Compensation Committee of the Board of
Directors:


/s/ John H. Foster                                        4/21/99
--------------------------------------------              ------------------
John H. Foster                                            Date
Chairman of the Compensation Committee



Acceptance of this Agreement:


/s/ Loren J. Hulber                                       4/21/99
--------------------------------------------              ------------------
Loren J. Hulber                                           Date